Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Net loss attributable to common shareholders	(148,305)	(135,819)	(102,505)	(252,298)	(130,031)
Add: fixed charges	15,421	45,147	18,942	12,504	10,694

Earnings as defined	(132,884)	(90,672)	(83,563)	(239,794)	(119,337)

Fixed charges:
Interest expensed and capitalized	14,827	44,582	17,559	10,988	9,326
Estimated interest component of rent	594	565	1,383	1,516	1,368

Total fixed charges	15,421	45,147	18,942	12,504	10,694

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss attributable to common shareholders for the period.